CENTRAL MINERA CORP.

(A PRE-EXPLORATORY STAGE COMPANY)

FINANCIAL STATEMENTS

MARCH 31, 2007

(EXPRESSED IN U.S. DOLLARS)

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

BALANCE SHEETS

(EXPRESSED IN U.S. DOLLARS)

	MARCH 31,	JUNE 30,
	2007	2006
ASSETS

CURRENT
CASH (NOTE 4)	$286	$27,654
ACCOUNTS RECEIVABLE	5,235	7,840
PREPAID EXPENSES	-	1,345
	5,521	36,839
EQUIPMENT (NOTE 5)	289	498
MINERAL PROPERTIES AND INTERESTS	-	2

	$5,810	$37,339
LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$20,378	$10,762
ACCOUNTS PAYABLE - RELATED PARTY (NOTE 7)	79,495	21,592
	99,873	32,354
SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (NOTE 6)
VARIABLE MULTIPLE VOTING SHARES	300,000	300,000
SUBORDINATE VOTING SHARES	41,873,339	41,873,339

CONTRIBUTED SURPLUS ARISING FROM STOCK
BASED COMPENSATION (NOTE 6)	9,073	9,073

DEFICIT	(42,276,475)	(42,177,427)
	(94,063)	4,985

	$5,810	$37,339

GOING CONCERN CONSIDERATIONS (NOTE 1)
RELATED PARTY TRANSACTIONS (NOTE 7)
COMMITMENTS (NOTE 8)

APPROVED BY THE DIRECTORS

“Michael Cytrynbaum”

“Barbara West”

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN U.S. DOLLARS)

	CUMULATIVE TO	THREE MONTHS ENDED		NINE MONTHS ENDED
	MARCH 31,	MARCH 31,		MARCH 31,
	2007	2007	2006	2007	2006
ADMINISTRATION EXPENSES

ACCOUNTING AND AUDIT	$743,023	$5,875	$1,978	$10,851	$2,404
AMORTIZATION	284,131	64	64	209	214
CONSULTING FEES	2,135,627	23,390	24,148	70,792	70,172
LEGAL	1,881,002	2,560	1,565	2,938	6,273
OFFICE	945,514	844	366	4,269	2,340
RENT	726,425	-	-	-	-
SALARIES AND BENEFITS	292,748	-	-	-	-
TRANSFER AGENT AND FILING FEES	205,811	4,383	3,578	10,115	9,203
TRAVEL AND PROMOTION	1,222,278	-	-	-	-
	8,436,559	37,116	31,699	99,174	90,606

INTEREST AND OTHER INCOME	(1,519,220)	-	(157)	(8)	(271)
(GAIN) LOSS ON FOREIGN EXCHANGE	49,828	852	(694)	(120)	1,708
WRITE-DOWN OF INVESTMENT IN	-
PRIVATE COMPANY	1,000,799	-	-	-	-
GAIN ON SALE AND WRITE-DOWN OF	-
MARKETABLE SECURITIES	(6,310)	-	-	-	-
WRITE-DOWN OF MINERAL PROPERTIES	24,719,362	2	-	2	-
LOSS ON SALE OF PROPERTY AND	-
EQUIPMENT	11,307	-	-	-	-
SETTLEMENT OF LAWSUITS,	-
NET RECOVERIES	729,038	-	-	-	-
LOSS ON SALE OF SUBSIDIARY	8,855,112	-	-	-	-
	33,839,916	854	(851)	(126)	1,437

NET LOSS FOR THE PERIOD	42,276,475	37,970	30,848	99,048	92,043

DEFICIT BEGINNING OF PERIOD	-	42,238,505	42,116,971	42,177,427	42,055,776

DEFICIT END OF THE PERIOD	$42,276,475	$42,276,475	$42,147,819	$42,276,475	$42,147,819

NET LOSS PER SHARE		$.01	$.01	$.01	$.01

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING		30,824,972	28,445,426	30,824,972	28,445,426

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

INTERIM STATEMENTS OF CASH FLOW

(EXPRESSED IN U.S. DOLLARS)

	CUMULATIVE TO	THREE MONTHS ENDED		NINE MONTHS ENDED
	MARCH 31,	MARCH 31,		MARCH 31,
	2007	2007	2006	2007	2006
CASH PROVIDED (USED) BY
OPERATING ACTIVITIES
NET LOSS FOR THE PERIOD	$(42,276,475)	$(37,970)	$(30,848)	$(99,048)	$(92,043)
ITEMS NOT INVOLVING CASH
AMORTIZATION	284,131	64	64	209	214
LOSS ON SALE OF SUBSIDIARY	8,855,112	-	-	-	-
LOSS ON SALE OF PROPERTY
AND EQUIPMENT	11,307	-	-	-	-
WRITE-DOWN OF INVESTMENT
IN PRIVATE COMPANY	1,000,799	-	-	-	-
WRITE-DOWN OF MINERAL
PROPERTIES	24,719,362	2	-	2	-
STOCK COMPENSATION
EXPENSE	9,073	-	-	-	-
SHARE CONSIDERATION
PAYABLE INCLUDED IN
SETTLEMENT OF LAWSUITS	375,000	-	-	-	-
	(7,021,691)	(37,904)	(30,784)	(98,837)	(91,829)
NET CHANGE IN NON-CASH
WORKING CAPITAL ITEMS
ACCOUNTS RECEIVABLE	(5,821)	(2,400)	(1,520)	2,605	3,851
PREPAID EXPENSES	-	-	-	1,345	-
ACCOUNTS PAYABLE AND
ACCRUED LIABILITIES	100,459	31,592	10,373	67,519	(37,542)
	(6,927,053)	(8,712)	(21,931)	(27,368)	(125,520)
FINANCING ACTIVITIES
SHARES ISSUED FOR CASH, LOAN,
AND CONVERTIBLE DEBENTURES	26,048,338	-	-	-	114,287
INVESTING ACTIVITIES
MINERAL PROPERTIES AND
INTERESTS	(17,305,960)	-	-	-	-
INVESTMENT IN PRIVATE COMPANY	(1,000,799)	-	-	-	-
PURCHASE OF PROPERTY AND
EQUIPMENT	(814,240)	-	-	-	-
	(19,120,999)	-	-	-	-

CHANGE IN CASH FOR THE PERIOD	286	(8,712)	(21,931)	(27,368)	(11,233)

CASH BEGINNING OF PERIOD	-	8,998	41,162	27,654	30,464

CASH END OF THE PERIOD	$286	$286	$19,231	$286	$19,231

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2007

(EXPRESSED IN U.S. DOLLARS)

1.	GOING CONCERN CONSIDERATIONS

These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of operations. Different bases of measurement may be appropriate when a company is not expected to continue operations for the foreseeable future. As at May 14, 2007, the Company had not reached a level of operations which would finance day-to-day activities. The Company’s continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

2.	CONTINUING OPERATIONS

The Company is incorporated under the laws of Yukon Territory of Canada. The principal business activity is the acquisition, exploration and development of mineral properties. At the Company’s annual general meeting in December, 2002, the shareholders approved the consolidation of the Company’s shares to a maximum ratio of 1:20 and to change its domicile. The directors are authorized to implement these changes at their discretion. No changes have been implemented.

3.	ACCOUNTING POLICIES

These financial statements have been prepared under Canadian generally accepted accounting principles applicable to interim financial statements and therefore do not include all the disclosures required for annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the audited annual financial statements for the year ended June 30, 2006 and included with the Company’s annual report. In the opinion of management, these interim financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flow for the nine-month periods ended March 31, 2007 and 2006. Interim results of operations are not indicative of the results of operations for the full year.

4.	CASH

The Company maintains its cash balances in various currencies. At the period end, the currencies held and the United States equivalents were as follows:

	March 31,
	2007	2006

Canadian dollars	$236	$4,008
US dollars	50	15,223

	$286	$19,231

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2007

(EXPRESSED IN U.S. DOLLARS)

5.	EQUIPMENT

	March 31,
	2007	2006

Office furniture and equipment	$2,481	$2,481
Accumulated amortization	(2,192)	(1,777)

	$289	$704

6.	SHARE CAPITAL

a.	Authorized

3,000,000 variable multiple voting shares without par value Unlimited number of subordinate voting shares without par value

The variable multiple voting shares are identical to the subordinate shares except they may only be transferred with the approval of the directors and entitle the holder to more than one vote, calculated on a predetermined ratio between the share classes. The variable multiple voting shares may be converted into subordinate shares at a ratio of 1:1 with a mandatory conversion if the then outstanding balance is less than 1,500,000 shares.

b.	Issued

	Share
	Price	Shares	Consideration

Variable Multiple Voting Shares
Issued for conversion of debenture
Balance March 31, 2007 and June 30, 2006	$.10	3,000,000	$300,000

Subordinate Voting Shares
Balance June 30, 2005		24,969,517	$41,759,052
Shares issued
For cash - Private placement	$.04	2,855,455	114,287

Balance March 31, 2007 and June 30, 2006		27,824,972	$41,873,339

No shares were issued during the nine-month period ended March 31, 2007 and 2,855,455 subordinate voting shares were issued at $.04 per share pursuant to the terms of a private placement during the twelve-month period ended June 30, 2006.

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2007

(EXPRESSED IN U.S. DOLLARS)

6.	SHARE CAPITAL (CONTINUED)

c.	Incentive Stock Option

The Company has a stock option plan for which options granted under the plan generally have a maximum term of ten years. The exercise price of each option equals the market price of the Company’s shares on the date of the grant.

	March 31, 2007		June 30, 2006
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
Balance beginning of period	300,000	$.20	300,000	$.20
Expired during the period	(300,000)	$.20	-	$-

Balance end of period	-	$-	300,000	$.20

Balance		Balance
June 30,		March 31,	Exercise
2006	Change	2007	Price	Expiry Date

300,000	(300,000)	-	$0.20	December 31, 2006

7.	RELATED PARTY TRANSACTIONS

Related party transactions not separately disclosed elsewhere in these financial statements were as follows:

	March 31,
	2007	2006

Consulting fees paid to directors and / or their Company	$70,792	$58,477

Accounts payable of $80,081 (2006 - $10,353) was owing to a company controlled by a director. These related party transactions are in the normal course of business and are measured at the exchange amount, which is the amount agreed by the transacting parties.

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2007

(EXPRESSED IN U.S. DOLLARS)

8.	COMMITMENTS

The Company has entered into a management agreement, with a Company controlled by a director, which requires minimum annual payments of approximately $157,000 ($180,000 Cdn). The agreement contains a clause requiring a termination payment of approximately $79,000 ($90,000 Cdn). The corporate related party has voluntarily reduced the monthly fee to $6,600 (Cdn. $7,500) commencing March, 2003 (Note 7).

9.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”)

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. A description of accounting principles that differ in certain respects from United States generally accepted accounting principles follows:

a.	Stock-Based Compensation

The Company has elected, commencing with the year ended June 30, 2005, to account for stock-based compensation using SFAS 123 and 123 (R) as amended December, 2004. Accordingly, compensation cost for stock options is measured at the fair value of options granted. For the year ended June 30, 2003, the Company elected to apply the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 (“APB No. 25") “Accounting for Stock Issued to Employees” for measuring the value of stock-based compensation. The intrinsic value-based method requires that compensation expense be recorded at the time of granting an option for the excess of the quoted market price over the option exercise price. If a stock option is not exercised, the compensation expense recorded in the previous period is reversed by decreasing the compensation expense in the period of forfeiture. No compensation expense was required to be recognized for those years.

b.	Other Accounting Standards

i.	The Company has adopted the Statement of Financial Accounting Standards No. 130 (“SFAS 130") “Reporting Comprehensive Income” with no impact on U.S. GAAP differences.

ii.	The Company does not have any derivative or hedging instruments and, therefore, Statement of Financial Accounting Standards No. 149 (“SFAS 149") “Accounting for Derivative Instruments and Hedging Activity” has no impact on U.S. GAAP differences.

The adoption of these new pronouncements is not expected to have an effect on the financial position or results of operations.

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW

CENTRAL MINERA CORP.
(A PRE-EXPLORATORY STAGE COMPANY)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
MARCH 31, 2007

(EXPRESSED IN U.S. DOLLARS)

9.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (“U.S. GAAP”) (CONTINUED)

The effect of the differences between Canadian GAAP and U.S. GAAP on the balance sheets and statements of operations and deficit is summarized below:

	March 31,
	2007	2006
Share capital under Canadian GAAP	$42,173,339	$42,173,339
Adjustment for APB No. 25	12,490	12,490
Share capital under US GAAP	$42,185,829	$42,185,829
Deficit under Canadian GAAP	$(42,276,475)	$(42,147,819)
Adjustment for APB No. 25	(12,490)	(12,490)
Deficit under US GAAP	$(42,288,965)	$(42,160,309)
Loss for the period under Canadian GAAP and
Comprehensive loss under US GAAP	$(99,048)	$(92,043)

There is no effect on the statements of operations and cash flow for the difference between Canadian GAAP and U.S. GAAP for the periods.

PREPARED BY MANAGEMENT WITHOUT AUDITOR’S REVIEW